EXHIBIT (a)(1)
THE CLOROX COMPANY
OFFER TO AMEND THE PORTION OF CERTAIN OUTSTANDING OPTIONS WHICH
HAD A GRANT DATE OF SEPTEMBER 17, 2003 THAT WERE UNVESTED AS OF
DECEMBER 31, 2004
SEPTEMBER 8, 2006
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
AT 11:59 P.M., PACIFIC TIME, ON OCTOBER 6, 2006,
UNLESS THE OFFER IS EXTENDED
The Clorox Company (“Clorox”, the “Company”, “us” or “we”) is making this offer to amend certain stock options previously granted to its employees under its 1996 Stock Incentive Plan (the “Plan”) with a grant date of September 17, 2003. These options entitle the optionees to purchase shares of the Company’s common stock at an exercise price per share of $45.25. The Company recently determined that the fair market value of the Company’s common stock on the measurement date for those options for accounting and tax purposes was $45.87 per share, or $0.62 higher than the $45.25 per share exercise price. Clorox is making this offer because of potential adverse tax consequences that apply when the exercise price of stock options is lower than the market price of a company’s stock on the measurement date for tax purposes.
New Section 409A to the Internal Revenue Code provides that options granted with a below-market exercise price, to the extent they were not vested as of December 31, 2004, will be subject to adverse income taxation unless the below-market options are first brought into compliance with Section 409A. Accordingly, Clorox is now offering individuals who were granted options with a grant date of September 17, 2003 and who are subject to taxation in the United States the opportunity to amend the portion of their September 17, 2003 option that (i) was unvested as of December 31, 2004 and (ii) remains outstanding and unexercised on the expiration date of this offer (with such portion to constitute an “Eligible Option”) to increase the exercise price per share to $45.87, the fair market value per share of Clorox common stock on the measurement date for tax purposes. The new $45.87 exercise price per share resulting from such amendment will apply only to the Eligible Option shares. The balance of each September 17, 2003 option will not be subject to this offer and will not constitute an Eligible Option for purposes of this offer. That portion of the September 17, 2003 option will retain its current exercise price and will not, to the extent it was vested as of December 31, 2004, be subject to adverse tax consequences under Section 409A of the Internal Revenue Code.
Clorox will compensate each optionee who accepts this offer for the higher exercise price per share that will be in effect for his or her Eligible Option. Each optionee whose Eligible Option is amended to increase the exercise price to $45.87 per share upon the optionee’s acceptance of this offer will become eligible to receive a special cash bonus (the “Cash Bonus”) in a dollar amount determined by multiplying (i) the number of shares of Clorox common stock subject to his or her Eligible Option by (ii) $0.62 (the amount by which the $45.87 adjusted exercise price exceeds the current $45.25 exercise price per share in effect for that Eligible Option). The Cash Bonus payable with respect to Eligible Option shares that are vested as of the expiration date of the offer will not be subject to any vesting conditions and will be payable to the optionee as soon as practicable after January 1, 2007. Any Cash Bonus payable with respect to Eligible Option shares that are scheduled to vest after the expiration date of the offer will become payable to the optionee only if the underlying Eligible Option shares vest, and will be paid as soon as practicable after the later of (i) January 1, 2007, or (ii) the date the Eligible Option shares vest.
Example: Assume that you were granted an option to purchase 1,000 shares which had a grant date of September 17, 2003 and an exercise price per share of $45.25. That option vests in four equal annual installments over the four-year period measured from September 17, 2003 and, as of December 30, 2004, the option was unvested as to 750 of those shares. That unvested portion of your September 17, 2003 grant constitutes an Eligible Option for purposes of this offer. No other portion may be amended pursuant to this offer. Assume you remain employed by Clorox through September 17, 2007 and you have not exercised your option. If you accept this offer, then your Eligible Option will be amended to have an increased exercise price of $45.87 per share with respect to those 750 shares. No other changes will be made to your September 17, 2003 option. In addition, you will be eligible to receive a Cash Bonus in the amount of $465, determined by multiplying (i) the 750 shares subject to the Eligible Option by (ii) $0.62 per share (the amount by which the new $45.87 per share exercise price for such repriced Eligible Option exceeds the current $45.25 per share exercise price). $310 of your Cash Bonus will become payable as soon as practicable after January 1, 2007, less all applicable withholding taxes and payments. The remaining $155 of the Cash Bonus will become payable as soon as practicable after September 17, 2007, less all applicable withholding taxes and payments.
The offer set forth in this document and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”) will expire on the expiration date, currently set for October 6, 2006, unless extended (the “Expiration Date”).
We are making this Offer upon the terms and subject to the conditions set forth in this Offer, including the conditions described in Section 7. You are not required to accept the Offer. The Offer is not conditioned upon the acceptance of the Offer with respect to a minimum number of Eligible Options.
Each Eligible Option that we accept for amendment will be amended on the first business day following the Expiration Date of this Offer. Subject to satisfaction of the conditions to the Offer, we currently intend to accept for amendment the Eligible Options of those optionees who accept the Offer on the Expiration Date. The amendment will result in a new exercise price per share equal to $45.87. Each amended Eligible Option will otherwise continue to be subject to the same vesting schedule, exercise period, option term and other terms and conditions as in effect for that option immediately prior to the amendment.
As of September 5, 2006, options to purchase 10,252,086 shares of our common stock were issued and outstanding under the Plan, including Eligible Options to purchase up to 817,704 shares of our common stock.
Although our board of directors has approved this Offer, neither we nor our board of directors will make any recommendation as to whether you should accept the Offer to amend your Eligible Option. You must make your own decision whether to accept the Offer to amend your Eligible Option, after taking into account your own personal circumstances and preferences. You should be aware that adverse tax consequences under Section 409A may apply to your Eligible Option if it is not amended pursuant to this Offer. None of our executive officers or members of our board of directors hold Eligible Options, and accordingly, none of those individuals are eligible to accept the Offer.

Shares of our common stock are quoted on the New York Stock Exchange under the symbol “CLX.” On September 5, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $60.19 per share. The $45.87 per share exercise price to which the Eligible Options will be repriced represents the fair market value of Clorox common stock on the measurement date for those options. Neither the $45.25 exercise price nor the $45.87 adjusted exercise price is meant to reflect our view of what the trading price of our common stock will be in the short, medium or long term.
You should direct questions about the Offer or requests for assistance or for additional copies of this document or the Letter of Transmittal to Jo Chinburg at (510) 271-3188.
We have not authorized anyone to give you any information or to make any representation in connection with this Offer to Amend other than the information and representations contained in this document, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal. If anyone makes any representation or gives you any information that is different from the representations and information contained in this Offer to Amend, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal, you must not rely upon that representation or information as having been authorized by us. We have not authorized any person to make any recommendation on our behalf as to whether you should accept or reject the Offer to amend your Eligible Option pursuant to the Offer. If anyone makes any recommendation to you, you must not rely upon that recommendation as having been authorized by us. You should rely only on the representations and information contained in this Offer to Amend, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal or to which we have referred you.
The Offer to Amend has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state or foreign securities commission nor has the SEC or any state or foreign securities commission passed upon the accuracy or adequacy of the information contained in this Offer to Amend. Any representation to the contrary is a criminal offense. All references to tax consequences are for guidance only. We recommend that you consult with your tax advisor to determine the tax consequences of electing or not electing to participate in the Offer.

IMPORTANT INFORMATION
Clorox will send you a personalized Letter of Transmittal containing a summary of the Eligible Option you currently hold, including the number of shares subject to Section 409A. If you wish to accept the Offer to amend your Eligible Option, you must timely complete and sign your Letter of Transmittal in accordance with its instructions, and send it and any other required documents via facsimile to Clorox, Attn.: Jo Chinburg, at facsimile number (510) 271-7499. Submission by any other means, including hand delivery, interoffice mail or U.S. mail (or other postal service), is not permitted.
We are not making the Offer to, nor will we accept any submitted acceptance of the Offer to amend Eligible Options from or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to legally make the Offer to option holders in any such jurisdiction.

SCHEDULE I	INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE CLOROX COMPANY
SCHEDULE II	BENEFICIAL OWNERSHIP OF SECURITIES BY DIRECTORS AND EXECUTIVE OFFICERS OF THE CLOROX COMPANY

INDEX TO SUMMARY TERM SHEET

QUESTION	PAGE
WHY IS CLOROX MAKING THE OFFER?	3

WHO IS ELIGIBLE TO PARTICIPATE IN THE OFFER?	3

ARE OPTIONEES RESIDENT OUTSIDE THE UNITED STATES ELIGIBLE TO PARTICIPATE IN THE OFFER?	3

WHAT ARE THE COMPONENTS OF THE OFFER?	3

WHAT ARE THE TAX CONSEQUENCES OF AN OPTION SUBJECT TO SECTION 409A?	4

WHAT ARE THE TAX CONSEQUENCES IF I ACCEPT THE OFFER?	5

WHAT ARE THE TAX CONSEQUENCES IF I DO NOT ACCEPT THE OFFER?	5

WHAT SECURITIES ARE SUBJECT TO THE OFFER?	5

AM I REQUIRED TO PARTICIPATE IN THE OFFER?	5

DO I HAVE TO ACCEPT THE OFFER WITH RESPECT TO ALL OF MY ELIGIBLE OPTION SHARES OR MAY I DECIDE TO ACCEPT THE OFFER WITH RESPECT TO ONLY A PORTION OF THE ELIGIBLE OPTION SHARES?	6

WILL THE TERMS AND CONDITIONS OF MY AMENDED ELIGIBLE OPTION BE THE SAME AS MY ELIGIBLE OPTION?	6

WHEN WILL MY ELIGIBLE OPTION BE AMENDED?	6

WHAT HAPPENS IF THE FAIR MARKET VALUE OF THE CLOROX COMMON STOCK ON THE AMENDMENT DATE IS LESS THAN $45.87? WILL MY OPTION SHARES HAVE A PRICE THAT IS LESS THAN $45.87?	6

WHEN CAN I EXERCISE MY AMENDED OPTION?	6

CAN I EXERCISE MY ELIGIBLE OPTION AFTER I ACCEPT THE OFFER BUT BEFORE IT IS AMENDED?	6

WILL MY AMENDED OPTIONS BE INCENTIVE STOCK OPTIONS OR NON-STATUTORY OPTIONS?	7

WHEN MAY I EXERCISE THE PORTION OF MY OPTION THAT WAS VESTED AS OF DECEMBER 31, 2004?	7

HOW WILL MY CASH BONUS BE TAXED?	7

WHAT ARE THE CONDITIONS TO THE OFFER?	7

WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?	7

HOW AND WHEN DO I ACCEPT THE OFFER TO AMEND MY ELIGIBLE OPTION?	8

DURING WHAT PERIOD OF TIME MAY I WITHDRAW MY PREVIOUSLY SUBMITTED ACCEPTANCE OF THE OFFER TO AMEND MY ELIGIBLE OPTIONS?	8

WILL CLOROX TAKE AN ACCOUNTING CHARGE IN CONNECTION WITH THE OFFER? WHAT WILL BE THE TOTAL AMOUNT OF THE CASH BONUS?	8

WHY AREN’T MY SHARES THAT VESTED IN 2004 SUBJECT TO THE OFFER?	9

WHAT DOES CLOROX THINK OF THE OFFER?	9

WHAT ARE SOME KEY DATES TO REMEMBER?	9

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?	9

SUMMARY TERM SHEET
The following are answers to some of the questions that you may have about the Offer. We urge you to read carefully the remainder of the Offer to Amend and the accompanying Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”) because the information in this summary and in the introductory pages preceding this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of the Offer to Amend and the Letter of Transmittal. We have included page references to the relevant sections of the Offer to Amend where you can find a more complete description of the topics in this summary term sheet.
WHY IS CLOROX MAKING THE OFFER?
The Clorox Company (“Clorox”, the “Company”, “us” or “we”) is making this Offer to amend the stock options granted to employees of Clorox or its subsidiaries that had a grant date of September 17, 2003 because of potential adverse tax consequences that may apply. These options entitle the optionees to purchase shares of the Company’s common stock under its 1996 Stock Incentive Plan (the “Plan”) for an exercise price per share of $45.25. The Company recently determined that the fair market value of the Company’s common stock on the measurement date for those options for accounting and tax purposes was $45.87 per share, or $0.62 higher than the $45.25 per share exercise price.
New Section 409A to the Internal Revenue Code (the “Code”) provides that options granted with a below-market exercise price, to the extent that they were not vested as of December 31, 2004, will be subject to adverse income taxation (as described below), unless the options are first brought into compliance with Section 409A. Clorox has determined to bring the September 17, 2003 options into compliance by offering to amend the options to increase the exercise price per share to the fair market value of the common stock on the measurement date for those options.
WHO IS ELIGIBLE TO PARTICIPATE IN THE OFFER?
Clorox is offering individuals who received options under the Plan with a grant date of September 17, 2003 and who are subject to taxation in the United States the opportunity to amend the portion of their September 17, 2003 option that (i) was unvested as of December 31, 2004 and (ii) remains outstanding and unexercised on the expiration date of this offer (with such portion to constitute an “Eligible Option”) to increase the exercise price per share to $45.87.
No Clorox executive officer and no member of the Clorox board of directors hold Eligible Options. (Page 12)
ARE OPTIONEES RESIDENT OUTSIDE THE UNITED STATES ELIGIBLE TO PARTICIPATE IN THE OFFER?
Yes. If you hold an Eligible Option and are subject to taxation in the United States, you are eligible to participate in the Offer, even if you are not currently residing in the United States.
WHAT ARE THE COMPONENTS OF THE OFFER?
The exercise price of an Eligible Option will increase to $45.87 per share if an optionee accepts the Offer to amend the Eligible Option to avoid the potential adverse tax consequences. In addition, Clorox will compensate each optionee who accepts this Offer for the higher exercise price per share that will be in effect for his or her Eligible Option. Each optionee whose Eligible Option is amended to the higher $45.87 per share exercise price will become eligible to receive a special cash bonus (the “Cash Bonus”) in a dollar amount determined by multiplying (i) the number of shares of common stock subject to his or her Eligible Option by (ii) $0.62. The Cash Bonus payable with respect to Eligible Option shares that are vested as of the expiration date of the Offer will not be subject to any vesting conditions and will be payable to the optionee as soon as practicable after January 1, 2007. Any Cash Bonus payable with respect to Eligible Option shares that are scheduled to vest after the expiration date of the Offer will become payable to the optionee only if the underlying Eligible Option shares vest, and will be paid as soon as practicable after the later of (i) January 1, 2007, or (ii) the date the Eligible Option shares vest. (Page 12)
WHAT ARE THE TAX CONSEQUENCES OF AN OPTION SUBJECT TO CODE SECTION 409A?
Section 409A was added to the Code by the American Jobs Creation Act of 2004. In December 2004 and September 2005, the U.S. Treasury Department and Internal Revenue Service provided guidance and issued proposed regulations with respect to certain items of compensation under Section 409A. That guidance and the proposed regulations indicate that a stock option granted with an exercise price per share below the fair market value of the underlying shares on the grant date will, to the extent that option was not vested as of December 31, 2004, be subject to the adverse tax consequences of Section 409A. Unless remedial action is taken to bring that option into compliance, the option will trigger the following adverse U.S. federal tax consequences under Section 409A:
     (i) The optionee will recognize immediate taxable income as the option vests in one or more installments. The amount of income recognized on each vesting date will be equal to the fair market value of the option shares which vest on that date, less the exercise price payable for those shares.
     (ii) The optionee will incur an additional twenty percent (20%) penalty tax on the income recognized on each vesting date.
     (iii) The optionee may also be liable for interest at a penalty rate if the taxes are not paid on a timely basis.
Taxation will occur in such manner even though the option remains unexercised. Although it is not entirely clear under the proposed Section 409A regulations, it is possible that the optionee may also be subject to additional income taxes and penalty taxes on periodic increases to the value of the option shares that occur after the applicable vesting date. Such taxation may continue until the option is exercised or cancelled.
Certain states, including California, have adopted provisions similar to Section 409A under state tax law, and for optionees subject to income taxation in such states, the total penalty tax would be up to 40% (a 20% federal penalty tax and up to a 20% state penalty tax).

WHAT ARE THE TAX CONSEQUENCES IF I ACCEPT THE OFFER?
If you accept the Offer to amend your Eligible Option, you will not recognize any taxable income for U.S. federal income tax purposes at the time of the acceptance or at the time your Eligible Option is amended.
You will also avoid the adverse tax consequences under Code Section 409A that may apply to your Eligible Option if that option is amended and the exercise price per share increased to $45.87 pursuant to the Offer. Accordingly, as your amended Eligible Option vests in one or more installments, you will not recognize immediate taxable income with respect to the common stock which vests at the time, and you will not be subject to any 20% penalty tax or any interest penalty under Code Section 409A. However, you will recognize taxable income when you receive the Cash Bonus and you may recognize taxable income when you exercise your repriced option and/or when you sell the purchased shares. (Page 14)
If you are subject to the tax laws of other jurisdictions in addition to the United States, there may be additional consequences of participation in the Offer. We have distributed short summaries of some of those consequences with respect to some of the countries where foreign eligible participants are located. If you are located outside the United States, you should also review the summary applicable to your country of residence. All eligible participants, including those who are also subject to taxation in foreign jurisdictions, whether by reason of their nationality, residence or otherwise, should consult with their own personal tax advisor as to the tax consequences of accepting the Offer.
WHAT ARE THE TAX CONSEQUENCES IF I DO NOT ACCEPT THE OFFER?
If you choose not to accept the Offer to amend your Eligible Option and take no other action to bring that option into compliance with Section 409A, then you may be subject to the adverse tax consequences under Section 409A. You will be solely responsible for any taxes, penalties or interest payable under Section 409A. (Page 17) In addition, if your Eligible Option is not amended pursuant to the Offer, you will not become eligible to receive the Cash Bonus. You should note that the Internal Revenue Service (the “IRS”) has not issued final regulations under Section 409A. There is a chance that the regulations issued by the IRS may provide some relief with respect to the Eligible Options. We cannot guarantee the effect of any future IRS guidance. (Page 10)
WHAT SECURITIES ARE SUBJECT TO THE OFFER?
The Offer covers only Eligible Options. Your Letter of Transmittal will contain a personal summary of the Eligible Option that you currently hold, including information relating to the number of shares subject to Section 409A. (Page 12)
AM I REQUIRED TO PARTICIPATE IN THE OFFER?
No. Participation in the Offer is voluntary. You may choose either to accept the Offer to amend your Eligible Option for repricing to the $45.87 adjusted exercise price or to retain the current exercise price for that option and either seek another alternative to bring that option into compliance with Section 409A or pay any taxes and penalties under Section 409A. (Pages 14 - 17)

DO I HAVE TO ACCEPT THE OFFER WITH RESPECT TO ALL OF MY ELIGIBLE OPTION SHARES OR MAY I DECIDE TO ACCEPT THE OFFER WITH RESPECT TO ONLY A PORTION OF THE ELIGIBLE OPTION SHARES?
If you wish to accept this Offer, you must accept the Offer with respect to all of your Eligible Option shares. (Page 12)
WILL THE TERMS AND CONDITIONS OF MY AMENDED ELIGIBLE OPTION BE THE SAME AS MY ELIGIBLE OPTION?
Except for the exercise price of $45.87 per share, each Eligible Option that is amended pursuant to this Offer will continue to remain subject to the same terms and conditions as in effect for that option immediately prior to the amendment. Accordingly, the amended option will vest in accordance with the same vesting schedule measured from the same vesting commencement date and it will have the same exercise period, option term and other conditions currently in effect for that option. No change to the vesting schedule or other terms will occur by reason of the amendment. (Page 12)
WHEN WILL MY ELIGIBLE OPTION BE AMENDED?
The Eligible Options for which this Offer is accepted will be amended to have the $45.87 adjusted exercise price on the first business day following the expiration date of the Offer (the “Amendment Date”). (Page 12)
WHAT HAPPENS IF THE FAIR MARKET VALUE OF THE CLOROX COMMON STOCK ON THE AMENDMENT DATE IS LESS THAN $45.87? WILL MY OPTION SHARES HAVE A PRICE THAT IS LESS THAN $45.87?
No. Even if the fair market value per share of Clorox common stock on the Amendment Date is less than $45.87, your Eligible Option will be amended to have an exercise price per share equal to $45.87.
WHEN CAN I EXERCISE MY AMENDED OPTION?
You may exercise your amended Eligible Option at any time following its amendment and prior to its termination for the shares for which it is exercisable at the time.
CAN I EXERCISE MY ELIGIBLE OPTION AFTER I ACCEPT THE OFFER BUT BEFORE IT IS AMENDED?
If you accept the Offer to amend your Eligible Option and want to exercise it prior to its amendment, you must first withdraw your previously submitted acceptance. If you exercise your option prior to its amendment under the Offer, you may be subject to adverse tax consequences under Section 409A and you will be solely responsible for any taxes, penalties or interest payable under Section 409A. (Page 17)

WILL MY AMENDED OPTIONS BE INCENTIVE STOCK OPTIONS OR NON-STATUTORY OPTIONS?
The amended Eligible Options will be non-statutory options as are the Eligible Options currently. Therefore, when you subsequently exercise that non-statutory option, you will recognize immediate taxable income equal to the excess of (i) the fair market value of the purchased shares at the time of exercise over (ii) the exercise price paid for those shares, and Clorox must collect the applicable withholding taxes with respect to such income.
If you are subject to the tax laws of other jurisdictions in addition to the United States, there may be additional or different consequences in that jurisdiction of exercising your options. We have distributed with this Offer to Amend short summaries of some of those consequences with respect to some of the countries where foreign eligible participants are located. If you are located outside the United States, you should also review the summary applicable to your country of residence.
WHEN MAY I EXERCISE THE PORTION OF MY OPTION THAT WAS VESTED AS OF DECEMBER 31, 2004?
You may exercise the portion of your September 17, 2003 option that was vested as of December 31, 2004 at any time prior to its termination. That portion of the September 17, 2003 option is not subject to the Offer and will not be subject to the adverse tax consequences under Section 409A.
HOW WILL MY CASH BONUS BE TAXED?
You will be taxed upon receipt of each installment payment of the Cash Bonus that you earn. The payment will constitute wages for tax withholding purposes. Accordingly, Clorox must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as all applicable foreign taxes and payments required to be withheld with respect to such payment. You will receive only the portion of the payment remaining after all those taxes and payments have been withheld.
WHAT ARE THE CONDITIONS TO THE OFFER?
The Offer is subject to a number of conditions, including the conditions described in Section 7. The Offer is not conditioned upon the acceptance of the Offer with respect to a minimum number of Eligible Options for amendment. (Page 20)
WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?
The Offer expires on October 6, 2006, at 11:59 p.m. Pacific Time, unless we extend the Offer.
Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If the Offer is extended, we will send you an e-mail or other communication informing you of the extension no later than 9:00 a.m. Pacific Time on the next business day following the previously scheduled expiration of the Offer period. (Page 13; Page 30)

HOW AND WHEN DO I ACCEPT THE OFFER TO AMEND MY ELIGIBLE OPTION?
If you decide to accept the Offer to amend your Eligible Option, you must deliver to us, before 11:59 p.m. Pacific Time on October 6, 2006, the Letter of Transmittal distributed to you, properly completed and duly executed, and any other documents required by the Letter of Transmittal. The Letter of Transmittal and other documents must be sent to us via facsimile at Clorox, Attn.: Jo Chinburg, at facsimile number (510) 271-7499. Responses submitted by any other means, including hand delivery, interoffice mail or U.S. mail (or other postal service), are not permitted. If we extend the Offer beyond that time, you must deliver these documents before the extended expiration date of the Offer. We will not accept delivery of any Letter of Transmittal after expiration of the Offer. If we do not receive a properly completed and duly executed Letter of Transmittal from you prior to the expiration of the Offer, we will not accept your Eligible Option for amendment, and that option will not be amended pursuant to this Offer.
We reserve the right to reject any or all acceptances of the Offer to amend Eligible Options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we intend to accept all properly and timely submitted acceptances of the Offer that are not validly withdrawn. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept all properly submitted acceptances of the Offer upon the expiration of the Offer, and we will amend those options to have an exercise price of $45.87 adjusted exercise price per share on the Amendment Date. (Page 17)
DURING WHAT PERIOD OF TIME MAY I WITHDRAW MY PREVIOUSLY SUBMITTED ACCEPTANCE OF THE OFFER TO AMEND MY ELIGIBLE OPTIONS?
You may withdraw your acceptance of the Offer to amend your Eligible Option at any time before 11:59 p.m. Pacific Time on October 6, 2006. If we extend the Offer beyond that time, you may withdraw your submitted acceptance at any time until the extended expiration date of the Offer. To withdraw your submitted acceptance, you must send to us a properly completed and executed Withdrawal Form, with the required information while you still have the right to withdraw the submitted acceptance of the Offer. To receive a copy of the Withdrawal Form please contact Jo Chinburg at (510) 271-3188. The Withdrawal Form must be sent via facsimile to Clorox, Attn.: Jo Chinburg, at facsimile number (510) 271-7499. Once you have withdrawn your acceptance, you may re-submit an acceptance only if you again follow the acceptance procedures described in this document and the Letter of Transmittal prior to the expiration date of the Offer. (Page 19) If you withdraw your acceptance and do not re-submit an acceptance, you may be subject to adverse income tax consequences under Section 409A. (Page 19)
WILL CLOROX TAKE AN ACCOUNTING CHARGE IN CONNECTION WITH THE OFFER? WHAT WILL BE THE TOTAL AMOUNT OF THE CASH BONUS ?
In the fourth quarter of fiscal 2006, Clorox took an accounting charge of approximately $25 million resulting from historical stock option compensation expense (including with respect to the Eligible Options) relating to prior periods dating back to the third quarter of fiscal year 1996. We do not expect to incur any additional accounting charges as a result of the Offer or the amendment of any Eligible Option under the Offer.
If the Offer is accepted with respect to all of the Eligible Options, Clorox will pay a Cash Bonus of up to $506,976.48.

WHY AREN’T MY SHARES THAT VESTED IN 2004 SUBJECT TO THE OFFER?
The Internal Revenue Service’s proposed regulations implementing Section 409A provide that the Section does not apply to options that vested prior to January 1, 2005.
WHAT DOES CLOROX THINK OF THE OFFER?
Although our board of directors has approved the Offer, neither we nor our board of directors make any recommendation as to whether you should accept or refrain from accepting the Offer to amend your Eligible Option. You must make your own decision whether to accept the Offer, after taking into account your own personal circumstances and preferences. You should be aware that adverse tax consequences under Section 409A may apply to your Eligible Option if it is not amended. (Page 17) Clorox recommends that you consult with your tax advisor when deciding whether or not you should accept the Offer to amend your Eligible Option. Neither our executive officers nor any members of our board of directors hold Eligible Options, and accordingly, none of those individuals are eligible to participate in the Offer. (Page 12)
WHAT ARE SOME OF THE KEY DATES TO REMEMBER?
The commencement date of the Offer is September 8, 2006.
The Offer expires at 11:59 pm Pacific Time on October 6, 2006 (unless we extend it).
The Eligible Options will be amended on October 7, 2006 (unless we extend the Offer).
Payment of the Cash Bonus: The Cash Bonus payable with respect to Eligible Option shares that are vested as of the Expiration Date of the Offer will not be subject to any vesting conditions and will be payable to the optionee as soon as practicable after January 1, 2007. Any Cash Bonus payable with respect to Eligible Option shares that are scheduled to vest after the Expiration Date of the Offer will become payable to the optionee only if the underlying Eligible Option shares vest, and will be paid as soon as practicable after the later of (i) January 1, 2007, or (ii) the date the Eligible Option shares vest.
WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?
For additional information or assistance, you should contact Jo Chinburg at (510) 271-3188.

CERTAIN RISKS OF PARTICIPATING IN THE OFFER
Participating in the Offer involves risks discussed in this Offer and described below. In addition, information concerning risk factors included in our Annual Report on Form 10-K for the year ended June 30, 2006 is incorporated by reference herein and may be inspected at, and copies may be obtained from, the places and in the manner described in Section 18 “Additional Information.” You should carefully consider these risks and are encouraged to consult your investment, tax and legal advisor before deciding to participate in the Offer.
Tax-Related Risks.
The Internal Revenue Service Could Change the Expected Section 409A Tax Consequences. As described above and in Section 2 below, based on the current guidance and proposed regulations under Section 409A, your Eligible Option is subject to adverse tax consequences under Section 409A. We believe that we have complied in good faith with the current guidance and proposed regulations with respect to the Offer to amend your Eligible Option to avoid the adverse tax consequences of Section 409A. However, you should be aware that the Internal Revenue Service has not yet issued final regulations under Section 409A. Such final regulations could be different from the current guidance. There is a possibility that final regulations may provide some relief with respect to the Eligible Options and may not subject your Eligible Option to the adverse tax consequences under Section 409A. We cannot guarantee the effect of any future Internal Revenue Service guidance.
Tax-related Risks for Residents of Multiple Countries. If you are subject to the tax laws in more than one jurisdiction, you should be aware that tax consequences of more than one country may apply to you as a result of your participation in the Offer. You should be certain to consult your personal tax advisor to discuss these consequences. We have distributed short summaries of some of those consequences with respect to some of the countries where foreign eligible participants are located. If you are located outside the United States, you should also review the summary applicable to your country of residence.
State and Local Taxes. The discussion in Section 2 and Section 15 of the Offer to Amend describes the material U.S. federal income tax consequences if you participate in the Offer and if you do not participate in the Offer; state and local taxes may differ. Certain states, including California, have adopted provisions similar to Section 409A under state tax law; if you are subject to income taxation in such states, you may incur additional taxes and penalties under such provisions with respect to your Eligible Option.
All option holders should consult with their own personal tax advisor as to the tax consequences of their participation in the Offer.
Procedural Risks.
You are responsible for making sure that your Letter of Transmittal and/or Withdrawal Form is received by us prior to the expiration time. Your submissions may only be made via facsimile. Submissions made by any other means, including hand delivery, inter-office mail or U.S. mail (or other postal service), will not be accepted. We intend to confirm the receipt of your Letter of Transmittal and/or Withdrawal Form within two business days of receipt. If you have not received a confirmation, you must confirm that we have received your submissions by contacting Jo Chinburg at (510) 271-3188. If we do not have a record of receipt of your submissions, we may request that you show us evidence of submission. We recommend that you keep a copy of your submissions and fax confirmation sheet in case we ask you for evidence of timely submission. If you do not have evidence of timely submission, we will not be obligated to change any determinations we have made regarding your participation in the Offer.

THE OFFER
1.	ELIGIBLE PARTICIPANTS; ELIGIBILE OPTIONS; AMENDMENT AND CASH BONUS; EXPIRATION DATE; ADDITIONAL CONSIDERATIONS.
Upon the terms and subject to the conditions of the Offer, we will amend all Eligible Options held by Eligible Participants who accept the Offer in accordance with Section 4, and do not validly withdraw their acceptance in accordance with Section 5 before the Expiration Date.
Eligible Participants
Individuals to whom Eligible Options (as defined below) have been granted by The Clorox Company (“Clorox”, the “Company”, “us” or “we”) and who are subject to taxation in the United States are eligible to participate in the Offer (“Eligible Participants”) and to accept the Offer to amend their Eligible Options in accordance with the terms and conditions of the Offer.
None of the members of our board of directors and none of our executive officers hold Eligible Options, and those individuals, accordingly, are not eligible to participate in the Offer.
Eligible Options
An “Eligible Option” is the portion of each option to purchase shares of Clorox common stock granted to an Eligible Participant under Clorox’s 1996 Stock Incentive Plan (the “Plan”) that had a grant date of September 17, 2003 and an exercise price per share of $45.25 and that (i) was unvested as of December 31, 2004 and (ii) remains outstanding and unexercised upon the Expiration Date (as defined below) of this Offer. No other portion of that September 17, 2003 option will constitute an Eligible Option. If you are an Eligible Participant and you choose to accept the Offer to amend your Eligible Option, you must accept the Offer with respect to all of the shares subject to the Eligible Option. As of September 5, 2006, Eligible Options to purchase 817,704 shares of Clorox common stock were outstanding.
Amendment and Cash Bonus
If you accept the Offer to amend your Eligible Option, then those option shares will be repriced to an exercise price per share equal to $45.87, the fair market value per share of Clorox common stock on the measurement date of that option. The balance of the September 17, 2003 option will not be subject to this Offer and will not constitute an Eligible Option for purposes of this Offer. That portion of the September 17, 2003 option will retain its current exercise price and, to the extent it was vested as of December 31, 2004, will not be subject to adverse tax consequences under Section 409A of the Internal Revenue Code. The “Amendment Date” will be the date on which the Eligible Options will be amended to increase the exercise price to $45.87 per share and will be the first business day following the Expiration Date of the Offer.
Except for the $45.87 adjusted exercise price per share, all the other terms and provisions of the amended Eligible Option will be identical to the terms and provisions in effect for the Eligible Option immediately prior to the amendment. Accordingly, each amended Eligible Option will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date and it will have the same exercise period, option term and other conditions currently in effect for that option.

Clorox will compensate each Eligible Participant who accepts this Offer for the higher exercise price per share that will be in effect for his or her Eligible Option. Each Eligible Participant who accepts this Offer will become eligible to receive a special cash bonus (the “Cash Bonus”) in a dollar amount determined by multiplying (i) the number of shares of Clorox common stock subject to his or her Eligible Option by (ii) $0.62 (the amount by which the $45.87 adjusted exercise price exceeds the current $45.25 exercise price per share in effect for that Eligible Option). The Cash Bonus payable with respect to Eligible Option shares that are vested as of the Expiration Date of the Offer will not be subject to any vesting conditions and will be payable to the optionee as soon as practicable after January 1, 2007. Any Cash Bonus payable with respect to Eligible Option shares that are scheduled to vest after the Expiration Date of the Offer will become payable to the optionee only if the underlying Eligible Option shares vest, and will be paid as soon as practicable after the later of (i) January 1, 2007, or (ii) the date the Eligible Option shares vest. Clorox must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as all applicable foreign tax and other payments from each Cash Bonus installment payment, and the optionee will receive only the portion of the payment remaining after those taxes and payments have been withheld. If all the Eligible Participants accept the Offer to reprice Eligible Options, then the Cash Bonuses payable pursuant to this Offer will be in the total maximum dollar amount of $506,976.48.
Expiration Date
The term “Expiration Date” means 11:59 p.m. Pacific Time on October 6, 2006, unless we decide to extend the period of time during which the Offer will remain open, in which event the term “Expiration Date” will refer to the latest time and date at which the Offer, as so extended, expires. See Section 16 for a description of our rights to extend, delay, terminate and amend the Offer, and Section 7 for a description of conditions to the Offer.
Additional Considerations
In deciding whether to accept the Offer to amend your Eligible Option to increase the exercise price to $45.87 per share, you should know that Clorox continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic partnerships, capital infusions, and the purchase or sale of assets. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions. We also grant options in the ordinary course of business to our current and new employees, including our executive officers. Our employees, including our executive officers, from time to time acquire or dispose of our securities. Subject to the foregoing, and except as otherwise disclosed in the Offer or in our filings with the Securities and Exchange Commission, we presently have no plans or proposals that relate to or would result in:
     (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
     (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;
     (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;
     (d) any change in our present board of directors or executive management team, including any plans to change the number or term of our directors or to fill any existing board vacancies or to change the material terms of any executive officer’s employment;
     (e) any other material change in our corporate structure or business;
     (f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;
     (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;
     (h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;
     (i) the acquisition by any person of any of our securities or the disposition of any of our securities, other than in the ordinary course or pursuant to existing options or other rights; or
     (j) any change in our articles of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.
2.	PURPOSE OF THE OFFER.
Clorox previously granted to its employees options to purchase shares of Clorox common stock under the Plan with a grant date of September 17, 2003 and an exercise price per share of $45.25. The Company recently determined that the fair market value of the Company’s common stock on the measurement date of these options for accounting and tax purposes was $45.87 per share, or $0.62 higher than the $45.25 exercise price per share. Clorox is making this Offer because of potential adverse tax consequences that apply when the exercise price of a stock option is lower than the market price of the Company’s stock on the measurement date of that option for tax purposes.
New Section 409A of the Internal Revenue Code (the “Code”) provides that options granted with a below-market exercise price, to the extent unvested as of December 31, 2004, will be subject to adverse income taxation unless the option is first brought into compliance with Section 409A. Clorox has determined to bring the September 17, 2003 options into compliance by increasing the exercise price per share to the fair market value of the common stock on the measurement date for those options.
Section 409A was added to the Code by the American Jobs Creation Act of 2004. In December 2004 and September 2005, the U.S. Treasury Department and Internal Revenue Service provided guidance and issued proposed regulations with respect to certain items of compensation under Section 409A. The guidance and proposed regulations indicate that a stock option granted with an exercise price per share below the fair market value of the underlying shares on the grant date will, to the extent that option was not vested as of December 31, 2004, be subject to the adverse tax consequences of Section 409A. Unless remedial action is taken to bring that option into compliance, the option will trigger the following adverse U.S. federal tax consequences under Section 409A:
     (i) The optionee will recognize immediate taxable income as the option vests in one or more installments. The amount of income recognized on each vesting date will be equal to the fair market value of the option shares which vest on that date, less the exercise price payable for those shares.
     (ii) The optionee will incur an additional twenty percent (20%) penalty tax on the income recognized on each vesting date.
     (iii) The optionee may also be liable for interest at a penalty rate if the taxes are not paid on a timely basis.
Taxation will occur in such manner even though the option remains unexercised. Although it is not entirely clear under the proposed Section 409A regulations, it is possible that the optionee may also be subject to additional income taxes and penalty taxes on periodic increases to the value of the option shares which occurs after the applicable vesting date. Such taxation may continue until the option is exercised or cancelled.
Certain states, including California, have adopted provisions similar to Section 409A under state tax law, and for optionees subject to income taxation in such states, the total penalty tax would be up to 40% (a 20% federal penalty tax and up to a 20% state penalty tax).
The following is an example of the adverse U.S. federal income taxes which may occur under Code Section 409A if remedial action is not taken to bring the below-market options into compliance with Code Section 409A:
Example: Assume you have an option with a grant date of September 17, 2003 that entitles you to purchase 1,000 shares for an exercise price per share of $45.25. Further assume that the option vests in four successive equal annual installments over the four-year period measured from the grant date and that, as of December 30, 2004, the option was unvested as to 750 shares. Assume that you have not exercised the option. Further assume that on the September 17, 2005 vesting date for the first of the three remaining 250-share installments, the fair market value of the Clorox common stock is $57.90, that on the September 17, 2006 vesting date for the second 250-share installment the fair market value of the Clorox common stock is $60.00 and that on the September 17, 2007 vesting date for the final 250 shares, the fair market value of the Clorox common stock is $65.00. You would have the following tax consequences:
(1) Impact on 2005 Taxes:
Ordinary Income on September 17, 2005: Under Section 409A, your below-market option would result in your recognition of ordinary compensation income on September 17, 2005 with respect to the 250 shares which vest on that date. Based on the assumed fair market value of the Clorox common stock of $57.90 per share on September 17, 2005, such income would be in an amount equal to $3,162.50, calculated as follows:
($57.90-$45.25) x 250 = $3,162.50
Excise Tax Applicable to September 17, 2005 Vesting: In addition, you would incur a penalty tax at that time in the amount of $632.50 ($3,162.50 x .20 = $632.50). If you reside in a state that has adopted provisions similar to Section 409A, you could potentially incur an additional penalty of up to $632.50.

(2) Impact on 2006 Taxes:
Ordinary Income on September 17, 2006: On the September 17, 2006 vesting date, you would recognize additional ordinary compensation income with respect to the 250 shares which vest on that date. Based on the assumed fair market value of the Clorox common stock of $60.00 per share on September 17, 2006, such income would be in an amount of $3,687.50, calculated as follows:
($60.00-$45.25) x 250 = $3,687.50
Excise Tax Applicable to September 17, 2006 Vesting: In addition, there would be a $737.50 penalty tax with respect to such income ($3,687.50 x .20 = $737.50). If you reside in a state that has adopted provisions similar to Section 409A, you could potentially incur an additional penalty of up to $737.50.
(3) Impact on 2007 Taxes:
Ordinary Income on September 17, 2007 Vesting: On the September 17, 2007 vesting date, you would recognize additional ordinary compensation income with respect to the 250 shares which vest on that date. Based on the assumed fair market value of the Clorox common stock of $65.00 per share on September 17, 2007, such income would be in an amount of $4,937.50, calculated as follows:
($65.00-$45.25) x 250 = $4,937.50
Excise Tax Applicable to September 17, 2007 Vesting: In addition, there would be a $987.50 penalty tax with respect to such income ($4,937.50 x .20 = $987.50). If you reside in a state that has adopted provisions similar to Section 409A, you could potentially incur an additional penalty of up to $987.50.
(4) Possible Additional Taxes: It is also possible that you may be subject to additional income taxation and penalty taxes on any increases to the value of those 750 option shares which occur after the applicable vesting dates. Such taxation may continue until the option is exercised or cancelled with respect to those shares.
Section 409A only applies to below-market options which were not vested as of December 31, 2004. The portion of any below-market option granted prior to October 4, 2004 which was vested as of December 31, 2004 is grandfathered and is not subject to Section 409A.
Pursuant to the transitional relief which the Treasury Department provided under Section 409A, if you exercised the portion of your September 17, 2003 option which vested in the 2005 calendar year in that year, you avoided any negative tax consequences under Section 409A with respect to that portion. To avoid any adverse tax consequences under Section 409A with respect to the portion of your September 17, 2003 option which vested after December 31, 2004 (but was not exercised in 2005) you must take remedial action to bring that portion of your option (the “409A Portion”) into compliance with the requirements of Section 409A. Basically, there are two courses of remedial action available as described below. Clorox is now offering you the opportunity to bring the 409A Portion of your September 17, 2003 option into compliance with Section 409A only through the amendment alternative mentioned below.

     (i) You could designate a specific schedule for the exercise of the 409A Portion of your September 17, 2003 option. Accordingly, you would have to designate the particular calendar year or years in which that portion is to be exercised and the number of shares to be exercised in each such year. As part of your designated exercise schedule, you could provide for immediate exercise of the vested shares subject to the 409A Portion of your option upon the earlier of your termination of employment with Clorox or a change in control or ownership of Clorox.
     (ii) The 409A Portion of your September 17, 2003 option could be amended to increase the exercise price to the $45.87 per share fair market value of the Clorox common stock on the measurement date for that option. Such an amendment would bring the 409A Portion of your September 17, 2003 option into compliance with Section 409A, and you could exercise that 409A-compliant portion as you choose, subject only to the existing exercise provisions and option term in effect for that option.
Accordingly, pursuant to the Offer, you can accept the Offer to amend your Eligible Option to increase the exercise price to $45.87 per share and thereby avoid the negative tax consequences of Section 409A described above.
If you are subject to the tax laws in more than one jurisdiction, you should be aware that tax consequences of more than one country may apply to you as a result of your participation in the Offer. You should be certain to consult your personal tax advisor to discuss these consequences. We have distributed short summaries of some of those consequences with respect to some of the countries where foreign eligible participants are located. If you are located outside the United States, you should also review the summary applicable to your country of residence.
Neither we nor our board of directors will make any recommendation as to whether you should accept the Offer to amend your Eligible Option, nor have we authorized any person to make any such recommendation. You must make your own decision whether to accept the Offer to amend your Eligible Option, after taking into account your own personal circumstances and preferences. You should be aware that adverse tax consequences under section 409A may apply to your Eligible Option if it is not amended pursuant to the Offer. You are urged to evaluate carefully all of the information in the Offer and to consult your own investment, legal and tax advisors.
3.	STATUS OF ELIGIBLE OPTIONS NOT AMENDED.
If you choose not to accept the Offer to amend your Eligible Option, that option will continue to remain outstanding in accordance with its existing terms, including the below-market exercise price component which violates Section 409A. Accordingly, if you take no other action to bring that option into compliance with Section 409A, you may be subject to the adverse U.S. federal tax consequences described in Section 2, above. You will be solely responsible for any taxes, penalties or interest payable under Section 409A.
4.	PROCEDURES FOR ACCEPTING THE OFFER TO AMEND ELIGIBLE OPTIONS.
Proper Acceptance of Offer to Amend. Clorox will send you a personalized Letter of Transmittal for you to use if you wish to accept the Offer. The Letter of Transmittal will contain a personal summary of the Eligible Option that you currently hold, including information relating to the number of shares subject to Section 409A. To validly accept the Offer to amend your Eligible Option pursuant to the Offer, you must, in accordance with the terms of your Letter of Transmittal, properly complete, duly execute and deliver to us that Letter of Transmittal, along with any other required documents. Except in accordance with the next sentence, the Letter of Transmittal must be executed by the Eligible Option holder. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence satisfactory to Clorox of the authority of such person to act in such capacity must be indicated on the Letter of Transmittal.
We must receive all of the required documents before the Expiration Date. If we extend the Offer beyond that time, we must receive those documents before the extended Expiration Date of the Offer. We will not accept delivery of any Letter of Transmittal after expiration of the Offer. If we do not receive a properly completed and duly executed Letter of Transmittal from you prior to the expiration of the Offer, your Eligible Option will not be amended.
The Letter of Transmittal and other documents may only be submitted by facsimile to Clorox, Attn.: Jo Chinburg, at facsimile number (510) 271-7499. Submissions by any other means, including hand delivery, interoffice mail or U.S. mail (or other postal service), are not permitted. Delivery of all documents, including the Letter of Transmittal and any other required documents, is at the risk of the submitting option holder. You should allow sufficient time to ensure timely delivery. We intend to confirm the receipt of your Letter of Transmittal within two business days of receipt. If you have not received a confirmation, you must confirm that we have received your submissions by contacting Jo Chinburg at (510) 271-3188.
You cannot accept the Offer with respect to only a portion of your Eligible Option, and we will not accept such a partial acceptance. Accordingly, if you decide to accept the Offer, you must accept the Offer to amend your entire Eligible Option to increase the exercise price to $45.87 per share for all the shares subject to the Eligible Option.
If your Letter of Transmittal includes any option which is not an Eligible Option or includes only a portion of your outstanding Eligible Option, then we will not accept the submitted acceptance, but we do intend to accept and amend any properly submitted acceptance of the Offer to amend an Eligible Option set forth in the Letter of Transmittal.
Determination of Validity; Rejection of Option Shares; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility (including time of receipt), and acceptance of the Offer, and we will decide, in our sole discretion, all questions as to (i) the portion of each September 17, 2003 option grant which comprises an Eligible Option for purposes of this Offer; (ii) the number of shares of common stock comprising the Eligible Option, and (iii) the amount of the Cash Bonus relating to each properly submitted acceptance of the Offer to amend an Eligible Option and whether such Cash Bonus is earned in accordance with the terms of the Bonus. Our determination as to those matters will be final and binding on all parties. We reserve the right to reject any or all acceptances of the Offer that we determine do not comply with the conditions of the Offer, that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we intend to accept and amend the exercise price of each properly and timely submitted acceptance of the Offer to amend an Eligible Option that is not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any acceptance of the Offer. No acceptance of the Offer to amend an Eligible Option will be deemed to have been properly made until all defects or irregularities have been cured by the submitting holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in acceptance of the Offer, nor will anyone incur any liability for failure to give any such notice.
Our Acceptance Constitutes an Agreement. Your acceptance of the Offer to amend your Eligible Option pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance of your submitted acceptance of the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.
Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will, promptly upon the expiration of the Offer, accept for amendment all properly submitted acceptances of the Offer to amend Eligible Options that have not been validly withdrawn, and we will increase the exercise price of those options to $45.87 per share on the Amendment Date.
5.	WITHDRAWAL RIGHTS.
You may only withdraw your submitted acceptance of the Offer in accordance with the provisions of this Section 5.
     (i) You may withdraw your submitted acceptance of the Offer at any time before 11:59 p.m., Pacific Time, on the Expiration Date of the Offer. In addition, unless we accept and amend your Eligible Option before 12:00 midnight, Pacific Time, on the 40th day after the Expiration Date (which would be November 6, 2006, if the Offer expires as scheduled on October 6, 2006), you may withdraw your submitted acceptance of the Offer at any time thereafter.
     (ii) To validly withdraw your acceptance of the Offer, you must deliver to us a properly completed and duly executed Withdrawal Form, while you still have the right to withdraw the submitted acceptance. You may submit the Withdrawal Form only by facsimile to Clorox, Attn.: Jo Chinburg, at facsimile number (510) 271-7499. Submissions by any other means, including hand delivery, interoffice mail or U.S. mail (or other postal service), are not permitted. To obtain a copy of the Withdrawal Form please contact Jo Chinburg at (510) 271-3188.
YOU MAY NOT WITHDRAW ONLY A PORTION OF YOUR ACCEPTANCE OF THE OFFER. IF YOU CHOOSE TO WITHDRAW YOUR ACCEPTANCE OF THE OFFER, YOU MUST WITHDRAW THE ENTIRE ACCEPTANCE.
Except in accordance with the next sentence, the Withdrawal Form must be executed by the option holder who submitted the acceptance. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence satisfactory to Clorox of the authority of such person to act in such capacity must be indicated on the Withdrawal Form.
You may not rescind any withdrawal, and any acceptance of the Offer you withdraw will not thereafter be deemed to be subject to the Offer, unless you properly re-submit a new Letter of Transmittal indicating your acceptance to amend your Eligible Option before the Expiration Date by following the procedures described in Section 4. This new acceptance must be properly completed, signed and dated after your original Letter of Transmittal and your Withdrawal Form.

Neither Clorox nor any other person is obligated to give notice of any defects or irregularities in any Withdrawal Form submitted to us, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.
6.	ACCEPTANCE OF ELIGIBLE OPTIONS FOR AMENDMENT.
Upon the terms and subject to the conditions of the Offer, we will, upon the Expiration Date, accept for amendment all Eligible Options for which acceptances of this Offer have been properly submitted and not validly withdrawn before the Expiration Date. We will provide oral or written notice to the option holders of our acceptance, which may be by e-mail, press release or other means.
We will amend the exercise price of accepted Eligible Options to $45.87 on the Amendment Date. As soon as practicable following the Amendment Date, we will provide the holder of each Eligible Option subject to a validly submitted acceptance of the Offer with an amendment to his or her stock option award agreement evidencing the repricing. Promptly following the Amendment Date, we will provide the holder of each Eligible Option subject to a validly submitted acceptance of the Offer with a letter agreement evidencing our commitment to pay the Cash Bonus in accordance with the terms set forth in this Offer.
7.	CONDITIONS OF THE OFFER.
We will not accept any acceptances of the Offer to amend Eligible Options, and we may terminate or amend the Offer or postpone our acceptance and amendment of any Eligible Options, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended, if at any time on or after September 8, 2006, and prior to the Expiration Date, any of the following events has occurred, or has been reasonably determined by us to have occurred and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with our acceptance of any acceptances of the Offer to amend Eligible Options:
     (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the repricing of some or all of the Eligible Options pursuant to the Offer or the payment of the Cash Bonuses, or otherwise relates in any manner to the Offer or that, in our judgment, could materially and adversely affect our business, condition (financial or other), operating results, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;
     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

     - make the repricing of the Eligible Options or payment of the Cash Bonuses illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relates in any manner to the Offer;
     - delay or restrict our ability, or render us unable, to accept or reprice some or all of the Eligible Options;
     - materially impair the benefits we hope to receive as a result of the Offer; or
     - materially and adversely affect our business, condition (financial or other), operating results, operations or prospects or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;
     (c) there shall have occurred:
     - any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;
     - any significant change in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operating results, operations or prospects or on the trading in our common stock, or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer;
     - in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or
     - any decline in either the Dow Jones Industrial Average, the New York Stock Exchange or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on September 8, 2006;
     (d) there shall have occurred any change in generally accepted accounting standards or the application or interpretation thereof which could or would require us for financial reporting purposes to record compensation expenses against our operating results in connection with the Offer which would be in excess of any compensation expenses which we would be required to record under generally accepted accounting standards in effect at the time we commence the Offer;
     (e) a tender or exchange offer with respect to some or all of our outstanding common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:
     - any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Class A common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before September 8, 2006;
     - any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before September 8, 2006 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or
     - any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or
     (f) any change or changes shall have occurred in our business, condition (financial or other), assets, operating results, operations, prospects or stock ownership or that of our subsidiaries that, in our judgment, is or may be material to us or our subsidiaries or otherwise makes it inadvisable for us to proceed with the Offer; or
     (g) any rules, regulations or actions by any governmental authority, the New York Stock Exchange, or other regulatory or administrative authority of any national securities exchange have been enacted, enforced or deemed applicable to Clorox that makes it inadvisable for us to proceed with the Offer.
The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.
8.	PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.
There is no established trading market for Eligible Options, or any other options granted under our Plan.
Our common stock is quoted on the New York Stock Exchange under the symbol “CLX.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock on the New York Stock Exchange.

QUARTER ENDED	HIGH	LOW
June 30, 2006	65.61	58.54
March 31, 2006	63.53	56.38
December 31, 2005.	57.96	52.50
September 30, 2005	58.11	54.30
June 30, 2005	66.04	55.15
March 31, 2005	63.48	56.80
December 31, 2004.	59.45	53.20
September 30, 2004	54.93	49.80
June 30, 2004	54.29	48.73

On September 5, 2006 the last reported sale price of our common stock on the New York Stock Exchange was $60.19 per share.
The price of our common stock has been, and in the future may be, volatile and could decline. The trading price of our common stock has fluctuated in the past and is expected to continue to do so in the future, as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies, and that have often been unrelated or disproportionate to the operating performance of these companies.
9.	SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF AMENDED ELIGIBLE OPTIONS.
Consideration. If we accept your acceptance of the Offer to amend your Eligible Option, that option will be amended to increase the exercise price per share to $45.87. Should you accept this Offer, then in addition to the repricing of your Eligible Option, you will be eligible to receive the special Cash Bonus. The Cash Bonus payments will be made from Clorox’s general assets as they become due, and you will be a general creditor of Clorox with respect to the Cash Bonus.
If all Eligible Participants accept the Offer to amend Eligible Options pursuant to the Offer, then the resulting repriced Eligible Options will cover approximately 817,704 shares of our common stock, which represents approximately 0.5% of the total number of shares of our common stock outstanding as of September 5, 2006 and the Cash Bonuses payable pursuant to this Offer will be in the total maximum dollar amount of $506,976.48.
Terms of Amended Eligible Options. Except for the $45.87 adjusted exercise price, all the terms and provisions in effect for each Eligible Option at the time of acceptance of the Offer to amend the Eligible Option will continue in effect after the amendment. Accordingly, each repriced Eligible Option will continue to vest in accordance with the same vesting schedule currently in effect for that option and the exercise period and option term will also remain unchanged.
The amendment of the Eligible Options with respect to which the Offer has been accepted will not create any contractual or other right of the accepting option holders to receive any future grants of stock options or other stock-based compensation. This Offer does not change the “at-will” nature of an optionee’s employment with us, and an optionee’s employment may be terminated by us or by the optionee at any time, for any reason, with or without cause. The employment of optionees outside the United States may be terminated subject to the requirements of local law and the terms of any employment agreement.
The Eligible Options have all been granted pursuant to the Plan, and the amended Eligible Options which result from repricing of those options will continue to remain outstanding under such Plan.
The following is a description of the principal features of the Plan which apply to option grants. The description is subject to, and qualified in its entirety by reference to, all the provisions of the Plan and the form of stock option award agreement in effect for the Eligible Options. The complete Plan document and the form of stock option award agreement have been filed as Exhibit 10.4 and Exhibit 10.5, respectively, to our Form 10-Q, filed with the U. S. Securities and

Exchange Commission on November 4, 2004. The amendment to the stock option award agreement to be used to evidence the repricing of each Eligible Option pursuant to the Offer has been filed with the U.S. Securities and Exchange Commission as an exhibit to the Schedule TO. Please contact Jo Chinburg at (510) 271-3188 to receive a copy of the Plan document, the form of stock option award agreement or the form amendment to the stock option award agreement. We will promptly furnish you copies of those documents at our expense.
General. The Management Development and Compensation Committee of our board of directors has the authority to administer the Plan. The Plan terminated on November 16, 2005, and no further grants will be made pursuant to the Plan. However, outstanding options granted pursuant to the Plan, including the Eligible Options, remain in effect in accordance with their terms.
Share Reserve. As of September 5, 2006 options to purchase 10,252,086 shares of common stock were outstanding under the Plan. The shares of common stock issuable under the Plan may be drawn from shares of our authorized but unissued common stock or from shares of our common stock which we acquire, including shares purchased on the open market.
Eligibility. Officers, employees and independent consultants in our service or in the service of our parent and subsidiary companies were eligible to receive option grants under the Plan prior to the Plan’s termination in November 2005.
Option Terms
Each granted option has an exercise price per share determined by the plan administrator, but that price may not be less than 85% of the fair market value of the option shares on the grant date. No granted option may have a term in excess of ten (10) years. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date.
Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding options to the extent exercisable for vested shares. In general, that limited period will expire three (3) months following the optionee’s cessation of service, unless such cessation of service occurs by reason of the optionee’s death or permanent disability. In that event, the limited exercise period will expire twelve (12) months after such cessation of service. In addition, in the event the optionee’s cessation of service occurs for reasons other than death or disability, and the optionee is (i) age 55 or older with at least 10 years of vesting service or (ii) has at least 20 years of vesting service, the limited exercise period will expire five (5) years after such cessation of service. In no event, however, may any option be exercised after the expiration of the ten (10)-year or shorter maximum term in effect for that option.
Vesting Acceleration. In the event of a change in control, business combination, or complete liquidation or dissolution of Clorox (a “corporate transaction”), all stock options granted before September 15, 2004 will become vested and exercisable on an accelerated basis. Stock options awarded on or after September 15, 2004 that are assumed by the successor company in a corporate transaction will not become vested and exercisable on an accelerated basis at the time of the corporate transaction; however, such stock options will become vested and exercisable on an accelerated basis if the holder is terminated without cause or resigns for good reason within 24 months following the corporate transaction. Stock options granted on or after September 15, 2004 that are not assumed by the successor company in a corporate transaction will become vested and exercisable immediately prior to the effective date of the corporate transaction. In addition, in the event the optionee’s cessation of service occurs for reasons other than death or disability more than one year following the date of grant, and the optionee is (i) age 55 or older with at least 10 years of vesting service or (ii) has at least 20 years of vesting service, then all of the option shares at the time subject to the option will become vested and exercisable on an accelerated basis on the date of optionee’s cessation of service.
Shareholder Rights and Option Transferability. No optionee will have any shareholder rights with respect to the option shares until such optionee has exercised the option and paid the exercise price for the purchased shares. Options are not assignable or transferable other than by will or the laws of inheritance following optionee’s death, and during the optionee’s lifetime, the option may only be exercised by the optionee.
Changes in Capitalization. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification or any other similar event resulting in an increase or decrease in the number of issued shares of our common stock, appropriate adjustments will be made to (i) the maximum number of securities issuable under the Plan, (ii) the maximum number of securities for which any one person may be granted options and stock appreciation rights under the Plan per fiscal year, and (iii) the number of securities and the exercise price per share in effect under each outstanding option.
Amendment and Termination. The Plan terminated on November 16, 2005, and no further option grants will be made under the Plan following such date. Our Board of Directors may amend or modify any outstanding options under the Plan, but any amendment or modification that would adversely affect the rights of the option holder will require the consent of that person.
Taxation of Non-Statutory Stock Options. Under the Code, no taxable income is recognized by an optionee upon the grant of a non-statutory option under the Plan. In general, the optionee will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.
We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for our taxable year in which such ordinary income is recognized by the optionee.
If you are subject to the tax laws in more than one jurisdiction, you should be aware that consequences of more than one country may apply to you as a result of your receipt, vesting or exercise of a Clorox option grant. You should be certain to consult your personal tax advisor to discuss these consequences. We have distributed short summaries of some of those consequences with respect to some of the countries where foreign eligible participants are located. If you are located outside the United States, you should also review the summary applicable to your country of residence.
Accounting Treatment.
In accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123R (revised 2004) (“FAS 123R”), effective with our July 1, 2005 fiscal year, the stock options which we grant to our employees under the Plan must be valued, under an appropriate valuation formula, at their fair value as of the grant date, and that fair value must then be charged as a direct compensation expense against our reported earnings over the designated vesting period of the award. Similar option expensing will be required for any unvested options outstanding on the July 1, 2005 effective date of FAS 123R, with the grant date fair value of those unvested options to be expensed against our earnings over the remaining vesting period.
Please see Section 13 for a discussion of the accounting treatment of the Offer.
10.	AMENDED ELIGIBLE OPTIONS WILL NOT DIFFER FROM ELIGIBLE OPTIONS.
Except for the $45.87 adjusted exercise price, all the terms and provisions in effect for each Eligible Option at the time of acceptance of the Offer to amend the Eligible Option will continue in effect after the amendment. Accordingly, no change to the vesting schedule will occur by reason of the amendment, and the exercise period and option term will also remain unchanged.
11.	INFORMATION CONCERNING CLOROX.
Clorox is a leading manufacturer and marketer of consumer products with fiscal year 2006 revenues of $4.6 billion. Clorox markets some of consumers’ most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto-care products, Fresh Step® and Scoop Away® cat litter, Kingsford® charcoal, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. With 7,600 employees worldwide, the company manufactures products in 25 countries and markets them in more than 100 countries. Clorox is committed to making a positive difference in the communities where its employees work and live. Founded in 1980, The Clorox Company Foundation has awarded cash grants totaling more than $66.3 million to nonprofit organizations, schools and colleges; and in fiscal 2006 alone made product donations valued at $6 million. For more information about Clorox, visit www.TheCloroxCompany.com.
Clorox is incorporated in Delaware. The Company’s principal executive offices are located at 1221 Broadway, Oakland, California 94612-1888, and our telephone number at that address is (510) 271-7000.
Financial Information. The following table sets forth selected consolidated financial operating data for Clorox. The selected historical statement of operations data for the fiscal years ended June 30, 2006 and 2005, and the selected historical balance sheet data as of June 30, 2006 and 2005, have been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, that have been audited by Ernst & Young LLP, an Independent Registered Public Accounting Firm.
The information presented below should be read together with the complete financial statements and notes related thereto as well as the section of these reports entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company has presented the following data in millions, except share and per share data.

	YEARS ENDED
	JUNE 30,
	2006	2005
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales	$4,644	$4,388
Earnings from continuing operations	$443	$517
Net earnings	$444	$1,096
Net earnings per common share (basic)	$2.95	$6.20
Net earnings per common share (diluted)	$2.90	$6.11
Weighted average common shares (basic) (in thousands)	150,545	176,586
Weighted average common shares (diluted) (in thousands)	153,001	179,176
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents	$192	$293
Current assets	$1,007	$1,090
Current liabilities	$1,130	$1,348
Goodwill, trademarks and other intangibles, net	$1,348	$1,342
Total assets	$3,616	$3,617
Total liabilities	$3,772	$4,170
Total shareholders’ deficit	$(156)	$(553)
Par value per common share	$1.00	$1.00
See Section 18 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements we have summarized above.
12.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS; AND MATERIAL AGREEMENT WITH DIRECTORS AND OFFICERS.
No Clorox executive officer, director or affiliate holds Eligible Options.
A list of the current members of our board of directors and executive officers is attached as Schedule I to this document. As of July 31, 2006 our executive officers and directors as a group beneficially owned outstanding options under our various stock option plans to purchase a total of 1,285,222 shares of our common stock and restricted stock units under those plans covering an additional 61,728 shares of our common stock in the aggregate. That number represented approximately 11.6% of the shares of our common stock subject to all options and restricted stock units outstanding under our various stock option plans as of that date. None of the options held by our executive officers or directors are Eligible Options.
Schedule II attached to this document sets forth a table indicating the beneficial ownership of our common stock by our directors and executive officers as of July 31, 2006.
During the 60-day period ended September 7, 2006:
we granted options under all of our various stock option plans to purchase 0  shares of our common stock, of which options to purchase 0 shares were granted to our directors and executive officers;

individuals exercised options to acquire 198,649 shares of our common stock with exercise prices per share ranging from $23.80 to $53.91, of which 0 shares were acquired by our directors and executive officers;
options to purchase an aggregate of 20,432 shares of common stock under all of our various stock option plans were cancelled, of which options for 0 shares were held by our directors and executive officers; and
our directors and executive officers sold an aggregate of 13,179 shares of our common stock.
The following Board members and executive officers were parties to the foregoing transactions involving Clorox common stock conducted during the 60-day period ended September 7, 2006:
•	On August 9, 2006, Lawrence S. Peiros sold 13,179 shares of our common stock at an average price of $59.4986 per share.
There are no other persons controlling Clorox.
Except as otherwise described above and other than stock option grants in the ordinary course to employees who are not executive officers, there have been no transactions in any outstanding options to purchase our common stock or in our common stock which were effected during the 60-day period ended September 7, 2006 by Clorox or, to our knowledge, by any current executive officer, director, affiliate or subsidiary of Clorox.
13.	STATUS OF OPTIONS AMENDED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.
Eligible Options that we accept will be amended to have an increased exercise price of $45.87 per share on the Amendment Date. The terms and provisions of each amended Eligible Option resulting from the acceptance of the Offer will not differ from the terms and provisions in effect for that option at the time of acceptance, except that the amended Eligible Option will have an exercise price equal to $45.87 per share. All Eligible Options, whether or not amended pursuant to this Offer, will continue to remain outstanding options under the Plan.
Pursuant to the accounting standards in effect under FAS 123R, we will not recognize a compensation expense for financial reporting purposes with respect to the repricing of the Eligible Options to the $45.87 adjusted exercise price. We will recognize a compensation expense for financial reporting purposes in the amount of the Cash Bonuses which become payable pursuant to the terms of the Offer.

14.	LEGAL MATTERS; REGULATORY APPROVALS.
We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our amending the Eligible Options to have an exercise price of $45.87 per share or paying the Cash Bonuses, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for such amendment of those options or the payment of the Cash Bonuses as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of the Eligible Options submitted for amendment under the Offer or the payment of the Cash Bonuses pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation to amend Eligible Options is subject to certain conditions, including the conditions described in Section 7.
15.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.
The following is a general summary of the material U.S. federal income tax consequences applicable to the amendment of the Eligible Options and the payment of the Cash Bonuses. Foreign, state and local tax consequences are not addressed.
Acceptance of Offer. If you accept the Offer to amend your Eligible Option, you will not recognize any taxable income for U.S. federal income tax purposes at the time of your acceptance.
Amendment of Option. The amendment of your Eligible Option is not a taxable event for U.S. federal income tax purposes.
Exercise of Amended Eligible Option. Your amended Eligible Option will be taxable as a non-statutory stock option for U.S. federal income tax purposes. Accordingly, upon each exercise of your amended Eligible Option, you will recognize immediate taxable income equal to the excess of (i) the fair market value of the purchased shares at the time of exercise over (ii) the exercise price paid for those shares, and Clorox must collect the applicable withholding taxes with respect to such income.
Sale of Acquired Shares. The subsequent sale of the shares acquired upon the exercise of your amended Eligible Option will give rise to a capital gain to the extent the amount realized upon that sale exceeds the sum of the (i) exercise price paid for the shares plus (ii) the taxable income recognized in connection with the exercise of your amended Eligible Option for those shares. A capital loss will result to the extent the amount realized upon such sale is less than such sum. The gain or loss will be long-term if the shares are not sold until more than one (1) year after the date the amended Eligible Option is exercised for those shares.
Cash Bonus. You will be immediately taxed upon receipt of each installment payment of the Cash Bonus that you earn. The payment will constitute wages for tax withholding purposes. Accordingly, Clorox must withhold all applicable federal, state and local income and employment withholding taxes, and you will receive only the portion of the payment remaining after those taxes have been withheld.

Foreign Taxation. If you are subject to the tax laws in more than one jurisdiction, you should be aware that tax consequences of more than one country may apply to you as a result of your receipt, vesting or exercise of a Clorox option grant and/or your participation in the Offer. You should be certain to consult your personal tax advisor to discuss these consequences. We have distributed short summaries of some of those consequences with respect to some of the countries where foreign eligible participants are located. If you are located outside the United States, you should also review the summary applicable to your country of residence.
WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FOREIGN AND U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.
16.	EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.
We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance and amendment of any Eligible Options by giving notice of such extension to the submitting option holders and making a public announcement thereof.
We also expressly reserve the right, in our judgment, at any time prior to the Expiration Date, to terminate or amend the Offer and to postpone our acceptance and amendment of any Eligible Options with respect to which the Offer has been accepted upon the occurrence of any of the conditions specified in Section 7, by giving oral or written notice of such termination or postponement to the accepting option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and amendment of the accepted Eligible Options is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the accepted Eligible Options promptly after termination or withdrawal of the Offer.
Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment will be issued no later than 9:00 a.m. Pacific Time on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change.
If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Those rules require that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will give notice of such action and keep the Offer open for at least ten business days after the date of such notification:
     (1) we increase or decrease the amount of consideration offered for the Eligible Options, or

     (2) we decrease the number of Eligible Options eligible to be accepted for amendment in the Offer.
17.	FEES AND EXPENSES.
We will not pay any fees or commissions to any broker, dealer or other person for soliciting submissions of Eligible Options for amendment pursuant to this Offer.
18.	ADDITIONAL INFORMATION.
We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Amend is a part, with respect to the Offer. This Offer to Amend does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to accept the Offer to amend your Eligible Options:
     1. our Annual Report on Form 10-K for our fiscal year ended June 30, 2006, filed with the SEC on August 25, 2006;
     2. all other reports filed pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by its Annual Report referred to in (a) above; and
     3. the description of our common stock included in our registration statement on Form 8-A/A, which was filed with the SEC on February 2, 2006, including any amendments or reports we file for the purpose of updating that description.
The SEC file number for these filings is 001-07151. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s website at www.sec.gov. These filings may also be examined, and copies may be obtained, at the following SEC public reference room:
100 F Street, N.E.
Washington, D.C. 20549
You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.
We will also provide without charge to each person to whom a copy of this document is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Jo Chinburg at (510) 271-3188.
As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this document, you should rely on the statements made in the most recent document.
The information relating to Clorox in this Offer to Amend should be read together with the information contained in the documents to which we have referred you.

19.	FORWARD-LOOKING STATEMENTS; MISCELLANEOUS.
This Offer to Amend and our SEC reports referred to above include “forward-looking statements”. When used in this Offer to Amend, words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will” and variations of such words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Those statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.
Our Annual Report on Form 10-K, Quarterly Report on Form 10-Q, recent Current Reports on Forms 8-K and 8-K/A, and other SEC filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.
The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the act. The act does not provide this protection for transactions such as the Offer, to the extent it constitutes a tender offer, and may not be available for our forward-looking statements contained in this document.
We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we intend to make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law or we determine that further efforts to comply are not advisable, the Offer will not be made to, nor will acceptances of the Offer be accepted from or on behalf of, the holders of Eligible Options residing in such jurisdiction.
We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this Offer to Amend, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal. If anyone makes any representation to you or gives you any information different from the representations and information contained in this Offer to Amend, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal, you must not rely upon that representation or information as having been authorized by us. We have not authorized any person to make any recommendation on our behalf as to whether you should accept or reject the Offer to amend your Eligible Option pursuant to the Offer. You should rely only on the representations and information contained in this Offer to Amend, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal or to which we have referred you.

Clorox	September 8, 2006

SCHEDULE I
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
CLOROX
The members of the Clorox board of directors and the Clorox executive officers and their respective positions and offices as of September 5, 2006, are set forth in the following table:

NAME	POSITION AND OFFICES HELD
Robert W. Matschullat	Interim Chairman and Interim Chief Executive Officer

Lawrence S. Peiros	Group Vice President – Household Group

Beth Springer	Group Vice President – Specialty Group

Frank Tataseo	Group Vice President –Functional Operations

Daniel J. Heinrich	Senior Vice President – Chief Financial Officer

Laura Stein	Senior Vice President- General Counsel and Secretary

Jacqueline P. Kane	Senior Vice President- Human Resources

Warwick Every-Burns	Senior Vice President- International

Daniel Boggan Jr.	Director

Tully M. Friedman	Director

George Harad	Director

Gary G. Michael	Director

Jan L. Murley	Director

Lary R. Scott	Director

Michael E. Shannon	Director

Pamela Thomas-Graham	Director

Carolyn M. Ticknor	Director
     The address of each board member and executive officer is c/o The Clorox Company, 1221 Broadway, Oakland, California 94612-1888.

SCHEDULE II
BENEFICIAL OWNERSHIP OF CLOROX SECURITIES BY CLOROX DIRECTORS
AND EXECUTIVE OFFICERS
The following table shows the holdings of Clorox common stock as of July 31, 2006 by each director and each executive officer of Clorox as of September 5, 2006:

	Amount and Nature of
Name of Beneficial Owner (1)(4)	Beneficial Ownership (2)	Percent of Class (3)

Daniel Boggan, Jr.	17,446	*
Warwick Every-Burns	116,962	*
Tully M. Friedman	55,500	*
George J. Harad	1,000	*
Daniel J. Heinrich	138,714	*
Jacqueline P. Kane	59,274	*
Robert W. Matschullat	22,648	*
Gary G. Michael	11,025	*
Jan L. Murley	20,564	*
Lawrence S. Peiros	285,684	*
Lary R. Scott	21,080	*
Michael E. Shannon	19,000	*
Mary Beth Springer	95,128	*
Laura Stein	26,833	*
Frank A. Tataseo	204,932	*
Pamela Thomas-Graham	0	*
Carolyn M. Ticknor	4,000	*

*	Does not exceed 1% of the outstanding shares.

(1)	Correspondence to all executive officers and directors of the Company may be mailed to The Clorox Company, c/o Secretary, 1221 Broadway, Oakland, CA 94612-1888.

(2)	Each beneficial owner listed has sole voting and dispositive power (or shares such power with his or her spouse) concerning the shares indicated. These totals include the following number of shares of Clorox common stock which such persons have the right to acquire through stock options exercisable within 60 days of July 31, 2006: Mr. Boggan — 16, 00; Mr. Friedman — 24,000; Mr. Heinrich — 118,854; Mr. Matschullat — 20,000; Mr. Michael — 6,000; Ms. Murley — 16,000; Mr. Peiros — 232,951; Mr. Scott — 14,000; Mr. Shannon — 16,000; Ms. Springer — 87,463; Mr. Tataseo — 212,432; Mr. Every-Burns - 109,303 and Ms. Kane - 35,650. The numbers in the table above do not include the following numbers of shares of Clorox common stock which the executive officers have the right to acquire upon the termination of their service as employees pursuant to deferred stock units granted in December 1995 in exchange for the cancellation of certain restricted stock, and deferred stock unit dividends thereon: Mr. Peiros — 12,595 and Mr. Tataseo — 13,530. The numbers in the table above do not include the following numbers of shares of Clorox common stock which the non-management directors have the right to acquire upon the termination of their service as directors pursuant to deferred stock units granted under the Independent Directors’ Stock-Based Compensation Plan: Mr. Boggan — 13,273; Mr. Friedman — 15,298; Mr. Harad — 597; Mr. Matschullat — 19,796; Mr. Michael — 2,475; Ms. Murley — 3,098; Mr. Scott — 20,042; Mr. Shannon — 5,097, Ms. Thomas-Graham — 1,357 and Ms. Ticknor — 3,244. The numbers in the table above do not include the following numbers of shares of Clorox common stock which the executive officers have the right to acquire upon the termination of their service as employees pursuant to vested performance units granted in September 2002 that were deferred at the executive officers’ election: Mr. Heinrich — 4,500; Ms. Springer — 4,435 and Mr. Tataseo — 7,500.

(3)	On July 31, 2006, there were 151,685,914 shares of Clorox common stock outstanding.

(4)	Pursuant to Rule 3b-7 under the Securities Exchange Act of 1934, executive officers include the Company’s chief executive officer, all group vice presidents, and all senior vice presidents.